

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 12, 2026

Jonathan Solomon
Chief Executive Officer
BiomX Inc.
708 Quince Orchard Rd, Suite 205
Gaithersburg, MD 20878

> **Re: BiomX Inc.**
> **Registration Statement on Form S-3**
> **Filed February 9, 2026**
> **File No. 333-293308**

Dear Jonathan Solomon:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tim Buchmiller at 202-551-3635 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Sara Lee, Esq.